SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 18)


                        RUDDICK CORPORATION
                        (Name of Issuer)


                          Common Stock
                 (Title of class of securities)


                           781258-10-8
                         (CUSIP Number)

Schedule 13G                                  Page 2 of 4 Pages

CUSIP No. 781258-20-7
_______________________________________________________________

     1) Names of Reporting Persons/I. R. S. Identifi-cation Nos. of Above Persons (Entities Only):

                   Alan T. Dickson
_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group
(See Instructions):
          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:
_______________________________________________________________

     4)   Citizenship or Place of Organization:
                          United States
_______________________________________________________________

Number of      (5)  Sole Voting Power:             1,724,413
Shares Bene-
ficially       (6)  Shared Voting Power:           1,883,035
Owned by
Each Report-   (7)  Sole Dispositive Power         1,640,978
ing Person
With           (8)  Shared Dispositive Power:      1,883,035
_______________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
                              3,607,448
_______________________________________________________________

    10)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

_______________________________________________________________

    11)   Percent of Class Represented by Amount in Row 9:

                               7.7%
_______________________________________________________________

    12)   Type of Reporting Person (See Instructions):

                               IN
_______________________________________________________________

Schedule 13G (continued)                    Page 3 of 4 Pages

Item 1(a):     Name of Issuer:     Ruddick Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:

                    1800 Two First Union Center
                    Charlotte, North Carolina 28282

Item 2(a):     Name of Person Filing:   Alan T. Dickson

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

                    1800 Two First Union Center
                    Charlotte, North Carolina 28282

Item 2(c):     Citizenship:   U. S.

Item 2(d):     Title of Class of Securities:
                    Common Stock

Item 2(e):     CUSIP Number:       781258-10-8

Item 3:        N/A

Item 4:        Ownership:

               (a)  Amount beneficially owned
                    as of 12/31/98:         3,607,448

               (b)  Percent of Class:           7.7%

               (c)  Number of shares as to which such person has:
                    (i)  Sole power to vote or to direct the
                         vote: 1,724,413
                   (ii)  Shared power to vote or to direct the
                         vote: 1,883,035
                  (iii)  Sole power to dispose or to direct the
                         disposition of:    1,640,978
                   (iv)  Shared power to dispose or to direct the
                         disposition of:     1,883,035

                    The filing of this statement shall not be construed as an admission that the reporting person is, for the purposes of section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of the securities referred to in sub-items (c)(ii) and (iv) of this Item or of 68,430 shares referred to in sub-items (c)(i) and (iii).

Item 5:   Ownership of Five Percent or Less of a Class:    N/A

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:      N/A

Item 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:    N/A

Item 8:   Identification and Classification of Members of the
          Group:      N/A





Schedule 13G (continued)                      Page 4 of 4 Pages

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification:     N/A

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1999                 /S/ ALAN T. DICKSON
                                              Signature


                                             Alan T. Dickson
                                                 Name